

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Thomas Lingelbach
Chief Executive Officer
Valneva SE
6 rue Alain Bombard
44800 Saint-Herblain, France

> **Re: Valneva SE**
> **Registration Statement on Form F-1**
> **Filed April 9, 2021**
> **File No. 333-255155**

Dear Mr. Lingelbach:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. We note your disclosure that you believe that your flexible approach to the clinical and manufacturing development of VLA2001 will facilitate your ability to meet the needs of future customers, including playing a key role in providing supply for any potential booster programs. Please balance your disclosure in this section with the risk identified on page 17 that you may need to redevelop your manufacturing process to produce a booster dose, which could result in additional time and expense and divert your manufacturing resources away from production of other products.

Our Portfolio and Pipeline, page 2

2. Please remove references to "positive" data from your Phase 1/2 clinical trial of VLA2001 here and on pages 21, 124, 125, 127, 147 and 148 as this may create an inference that your vaccine is more likely to be found safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA.

Principal Shareholders, page 206

3. We note your revisions in response to prior comment 12 from our letter dated February 5, 2021. With respect to the shares held by Groupe Grimaud La Corbière SAS, please revise to identify the natural person or persons who have voting and investment control over such shares. Please also revise to disclose how voting and investment control of the shares held by Bpifrance Participations SA is managed by Caisse des Dépôts and EPIC Bpifrance and identify any natural persons at such entities who have voting and investment control over such shares.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Tracey McKoy at 202-551-3772 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Laura Crotty at 202-551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Marc Recht, Esq.